EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION PROVIDES Q2-2024 PRODUCTION RESULTS; GALENA

COMPLEX SILVER PRODUCTION THE HIGHEST PER QUARTER IN OVER 10 YEARS

TORONTO, ONTARIO — July 17, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide its Q2-2024 production results.

•	Q2-2024 consolidated attributable silver production of 0.51 million ounces compared with approximately 0.48 million ounces in Q1-2024. The Company also produced 8.9 million attributable pounds of zinc and 4.4 million attributable pounds of lead during Q2-2024.

•	Galena Complex quarterly production was the highest on record since 2013 with silver production of 560,000 ounces on a 100% basis and attributable production of 336,000 ounces as the operation benefitted from contributions to production from new mining areas in the Upper Country Lead Zone between 2400 and 2800 levels and a strong quarter from the 52-198 Silver Hanging Wall Vein.

•	The Cosalá Operations focused on mining the Main Zone at the San Rafael mine given its higher-grade zinc stopes to take advantage of the Q2-2024 increase in zinc prices. The Cosalá Operations produced approximately 170,000 ounces of silver, 8.9 million pounds of zinc and 2.6 million pounds of lead during the quarter, including preproduction contribution from the 100%-owned El Cajón and Zone 120 silver-copper project (“EC120 Project”). As the operation transitions to higher-grade silver zones through the rest of the year, silver production from the Cosalá Operations is expected to increase quarter-over-quarter.

•	Preliminary cash costs[1] and all-in sustaining costs (“AISC”)[1] for Q2-2024 are estimated to be approximately $12.40 per silver ounce and $19.60 per silver ounce, respectively. These figures compare with cash costs and all-in sustaining costs of $20.57 per silver ounce and $30.04 per silver ounce in Q1-2024 representing decreases of ~40% and ~35% quarter-over quarter, respectively.

•	The Company has an agreement in principle with a metal trader to provide concentrate prepayment financing for the entire initial capital requirement at its EC120 Project. The Company expects to close on this financing in the next few weeks with the goal of producing higher-grade silver-copper concentrates from the EC120 Project in early 2025.

“The Galena Complex had a terrific operating quarter with silver production at the highest level in over 10 years.” stated Americas President and CEO Darren Blasutti.  “In just one quarter, the Company saw an average increase of ~$6 per silver ounce in its realized silver price and an estimated $10 per silver ounce reduction in AISC, significantly improving the Company’s operating margin with silver prices continuing to move higher into early Q3-2024.  We are in the final stretch of signing a non-dilutive financing with a metal trader to provide concentrate prepayment for the capital requirements at the EC120 Project with higher-grade silver-copper production from the Cosalá Operations expected at the beginning of 2025, coinciding perfectly with the recent and expected further increase in silver and copper prices.”

1 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.  A full reconciliation of these non-GAAP financial measures will be provided when the Company reports its quarterly results on or before August 14, 2024.

Consolidated Quarterly Attributable* Silver Production

*Based on the attributable ownership of each operating asset (100% Cosalá Operations and 60% Galena Complex)

Consolidated attributable silver production in Q2-2024 was approximately 506,000 ounces compared with approximately 484,000 ounces in Q1-2024.  Quarterly silver production in Q2-2024 remained on a steady upward trend that has been evident for the last three years and is expected to continue with increased working faces at the Galena Complex as well as the exploitation of EC120 Project at the Cosalá Operations starting at the beginning of 2025 which contains high-grade silver and copper mineralization.  The Company also produced 8.9 million attributable pounds of zinc and 4.4 million attributable pounds of lead during Q2-2024. The Company’s stated goal is to generate more than 80% of its revenue from silver production by the end of 2025 which would be among the silver industry leaders in percentage revenue from silver.

Preliminary cash costs and all-in sustaining costs for Q2-2024 are estimated to be approximately $12.40 per silver ounce and $19.60 per silver ounce, respectively.  These figures compare with cash costs and all-in sustaining costs of $20.57 per silver ounce and $30.04 per silver ounce in Q1-2024, representing a decrease of ~40% in cash costs and ~35% in AISC, respectively, quarter-over-quarter.  Galena Complex cash costs per silver ounce benefitted from the significant increase in silver production as most costs at the Galena Complex are fixed.  Cash costs per silver ounce at the Cosalá Operations were reduced because of increased by-product credits from the increased zinc production and prices.

Production from the 60% owned Galena Complex was approximately 560,000 ounces of silver and 3.0 million pounds of lead with attributable production of approximately 336,000 ounces of silver and 1.8 million pounds of lead in Q2-2024.  This compares favorably with attributable production of approximately 187,000 ounces of silver and 1.1 million pounds of lead in Q1-2024.  Attributable silver production increased by approximately 80% quarter-over-quarter.  The Galena Complex benefitted from the recent horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels which allowed the operation to access additional working areas which is expected to continue to benefit the operation in subsequent quarters and a strong contribution from the 52-198 Silver Hanging Wall Vein.  Development work on the 3700 Level is expected to be completed by the end of July 2024 and is expected to contribute to silver-copper production immediately thereafter and benefit production beginning in Q3-2024.

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The Cosalá Operations produced approximately 170,000 ounces of silver, 2.6 million pounds of lead and 8.9 million pounds of zinc in Q2-2024 compared with 297,000 ounces of silver, 2.8 million pounds of lead and 8.0 million pounds of zinc in Q1-2024 which includes preproduction from the EC120 Project.  With the recent increase in zinc prices, the Company focused on mining higher grade zinc and lower grade silver areas of the San Rafael Main and Upper Zones to maximize its revenue mix as it continues to advance the financing for the EC120 Project which led to lower quarter-over-quarter silver production.

The Company has an agreement in principle with an international metals trader to provide concentrate prepayment financing options for the capital requirements at the EC120 Project.  The Company is completing final documentation and expects to close on this financing in the next few weeks with the goal of completing the required development and preparations to be producing higher-grade silver-copper concentrates from the Cosalá Operations at the beginning of 2025.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA.    The Company also owns the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., VP Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development work and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; and statements relating to Americas’ EC120 Project, including expected prepayment ﬁnancing availability and timing and capital expenditures required to develop such project and reach production thereat.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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